================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       WALDEN RESIDENTIAL PROPERTIES, INC.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)



                                    931210108

                                 (CUSIP Number)


                                   HAL R. HALL
                              C/O OLY HIGHTOP, LLC
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:


          MICHAEL D. WORTLEY                               TIMOTHY B. SMITH
          VINSON & ELKINS L.L.P.                           C/O OLY HIGHTOP, LLC
          3700 TRAMMELL CROW CENTER                        200 CRESCENT COURT
          2001 ROSS AVENUE                                 SUITE 1600
          DALLAS, TEXAS  75201                             DALLAS, TEXAS  75201
          (214) 220-7732                                   (214) 720-7800

                                 AUGUST 9, 1999

             (Date of Event which Requires Filing of this Statement)

================================================================================

CUSIP NO.                                                              931210108

-----------------------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                  Oly Hightop, LLC
------ ----------------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                      (a) [ ]
                                                                                                               (b) [X]
------ ----------------------------------------------------------------------------------------------------------------
   3     SEC use only
------ ----------------------------------------------------------------------------------------------------------------
   4     Source of Funds(1)                                                                             Not applicable
------ ----------------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
------ ----------------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                           State of Texas
-----------------------------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                                      0
   Number of Shares Beneficially    -----------------------------------------------------------------------------------
                                     8        Shared Voting Power(1)                                         1,408,500
      Owned by Each Reporting       -----------------------------------------------------------------------------------
                                     9        Sole Dispositive Power                                                 0
            Person With             -----------------------------------------------------------------------------------
                                     10       Shared Dispositive Power(1)                                    1,408,500
----------------------------------- -----------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person(1)                                     1,408,500
------ ----------------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                         [ ]
------ ----------------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)                                                   5.76%
------ ----------------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                   OO
-----------------------------------------------------------------------------------------------------------------------


(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of Walden Residential Properties, Inc., and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares. The shares listed above represent shares beneficially owned, in the aggregate, by Westdale Properties America I, Ltd., a Texas limited partnership; JGB Ventures I, Ltd., a Texas limited partnership; JGB Holdings, Inc., a Texas corporation; Joseph G. Beard and Ronald Kimel, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust; Westdale 2000 Inc., an Ontario, Canada corporation; Trivestment Holdings Limited, an Ontario, Canada corporation; and 657330 Ontario Inc., an Ontario, Canada corporation (collectively, the "WPA Group"), according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of
         Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). See Item 5.

CUSIP NO.                                                              931210108


-----------------------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                  Oly Hightop, L.P.
------ ----------------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                      (a) [ ]
                                                                                                               (b) [X]
------ ----------------------------------------------------------------------------------------------------------------
   3     SEC use only
------ ----------------------------------------------------------------------------------------------------------------
   4     Source of Funds(1)                                                                             Not applicable
------ ----------------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
------ ----------------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                           State of Texas
-----------------------------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                                      0
   Number of Shares Beneficially    -----------------------------------------------------------------------------------
                                     8        Shared Voting Power(1)                                         1,408,500
      Owned by Each Reporting       -----------------------------------------------------------------------------------
                                     9        Sole Dispositive Power                                                 0
            Person With             -----------------------------------------------------------------------------------
                                     10       Shared Dispositive Power(1)                                    1,408,500
----------------------------------- -----------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person(1)                                     1,408,500
------ ----------------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                         [ ]
------ ----------------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)                                                   5.76%
------ ----------------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                   PN
-----------------------------------------------------------------------------------------------------------------------



(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of Walden Residential Properties, Inc., and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares. The shares listed above represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                              931210108


-----------------------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                  Oly Texas GP II, LLC
------ ----------------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                      (a) [ ]
                                                                                                               (b) [X]
------ ----------------------------------------------------------------------------------------------------------------
   3     SEC use only
------ ----------------------------------------------------------------------------------------------------------------
   4     Source of Funds(1)                                                                             Not applicable
------ ----------------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
------ ----------------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                           State of Texas
-----------------------------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                                      0
   Number of Shares Beneficially    -----------------------------------------------------------------------------------
                                     8        Shared Voting Power(1)                                         1,408,500
      Owned by Each Reporting       -----------------------------------------------------------------------------------
                                     9        Sole Dispositive Power                                                 0
            Person With             -----------------------------------------------------------------------------------
                                     10       Shared Dispositive Power(1)                                    1,408,500
----------------------------------- -----------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person(1)                                     1,408,500
------ ----------------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                         [ ]
------ ----------------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)                                                   5.76%
------ ----------------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                   OO
-----------------------------------------------------------------------------------------------------------------------


(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of Walden Residential Properties, Inc., and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares. The shares listed above represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                              931210108


-----------------------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                             Oly Real Estate Partners II, L.P.
------ ----------------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                      (a) [ ]
                                                                                                               (b) [X]
------ ----------------------------------------------------------------------------------------------------------------
   3     SEC use only
------ ----------------------------------------------------------------------------------------------------------------
   4     Source of Funds(1)                                                                             Not applicable
------ ----------------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
------ ----------------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                           State of Texas
-----------------------------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                                      0
   Number of Shares Beneficially    -----------------------------------------------------------------------------------
                                     8        Shared Voting Power(1)                                         1,408,500
      Owned by Each Reporting       -----------------------------------------------------------------------------------
                                     9        Sole Dispositive Power                                                 0
            Person With             -----------------------------------------------------------------------------------
                                     10       Shared Dispositive Power(1)                                    1,408,500
----------------------------------- -----------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person(1)                                     1,408,500
------ ----------------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                         [ ]
------ ----------------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)                                                   5.76%
------ ----------------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                   PN
-----------------------------------------------------------------------------------------------------------------------


(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of Walden Residential Properties, Inc., and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares. The shares listed above represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                              931210108

-----------------------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                  Oly REP II, L.P.
------ ----------------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                      (a) [ ]
                                                                                                               (b) [X]
------ ----------------------------------------------------------------------------------------------------------------
   3     SEC use only
------ ----------------------------------------------------------------------------------------------------------------
   4     Source of Funds(1)                                                                             Not applicable
------ ----------------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
------ ----------------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                           State of Texas
-----------------------------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                                      0
   Number of Shares Beneficially    -----------------------------------------------------------------------------------
                                     8        Shared Voting Power(1)                                         1,408,500
      Owned by Each Reporting       -----------------------------------------------------------------------------------
                                     9        Sole Dispositive Power                                                 0
            Person With             -----------------------------------------------------------------------------------
                                     10       Shared Dispositive Power(1)                                    1,408,500
----------------------------------- -----------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person(1)                                     1,408,500
------ ----------------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                         [ ]
------ ----------------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)                                                   5.76%
------ ----------------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                   PN
-----------------------------------------------------------------------------------------------------------------------


(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of Walden Residential Properties, Inc., and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares. The shares listed above represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of
         Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                              931210108


-----------------------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                  Oly Fund II, LLC
------ ----------------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                      (a) [ ]
                                                                                                               (b) [X]
------ ----------------------------------------------------------------------------------------------------------------
   3     SEC use only
------ ----------------------------------------------------------------------------------------------------------------
   4     Source of Funds(1)                                                                             Not applicable
------ ----------------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
------ ----------------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                           State of Texas
-----------------------------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power                                                      0
   Number of Shares Beneficially    -----------------------------------------------------------------------------------
                                     8        Shared Voting Power(1)                                         1,408,500
      Owned by Each Reporting       -----------------------------------------------------------------------------------
                                     9        Sole Dispositive Power                                                 0
            Person With             -----------------------------------------------------------------------------------
                                     10       Shared Dispositive Power(1)                                    1,408,500
----------------------------------- -----------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person(1)                                     1,408,500
------ ----------------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                         [ ]
------ ----------------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)                                                   5.76%
------ ----------------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                                   OO
-----------------------------------------------------------------------------------------------------------------------

(1) The reporting person expressly disclaims beneficial ownership with respect to such shares. The reporting person does not own of record any shares of stock of Walden Residential Properties, Inc., and no agreement exists between the reporting person and any other party regarding the voting or disposition of any such shares. The shares listed above represent shares beneficially owned by the WPA Group, according to the Schedule 13D filed by such persons dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that such persons have not affirmed that such persons constitute a "group" within the meaning of Section 13(d)(3) of the Act. See Item 5.

CUSIP NO.                                                              931210108

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Stock"), of Walden Residential Properties, Inc., a Maryland corporation operated as a real estate investment trust (the "Issuer"). The address of the Issuer's principal executive offices is 5080 Spectrum Drive, Suite 1000 East, Addison, Texas 75001-6410.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is hereby filed by Oly Fund II, LLC, a Texas limited liability company ("Oly Fund II"); Oly REP II, L.P., a Texas limited partnership ("Oly REP"); Oly Real Estate Partners II, L.P., a Texas limited partnership ("Oly Real Estate"); Oly Texas GP II, LLC, a Texas limited liability company ("Oly Texas"); Oly Hightop, L.P., a Texas limited partnership ("Oly LP"); and Oly Hightop, LLC, a Texas limited liability company ("Oly LLC"). Oly Fund II, Oly REP, Oly Real Estate, Oly Texas, Oly LP and Oly LLC are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

         The principal business address of each of Oly Fund II, Oly REP, Oly Real Estate, Oly Texas, Oly LP and Oly LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         Each of the Reporting Persons is an affiliate of Olympus Real Estate Corporation, a Delaware corporation ("OREC"), the principal business of which is real estate investment.

         Oly Fund II is the sole general partner of Oly REP. Oly Fund II's principal business is to serve as the general partner of Oly REP and another affiliate of OREC. Oly REP is, and its principal business is to serve as, the sole general partner of Oly Real Estate. Oly Real Estate is the sole member of Oly Texas. Oly Real Estate's principal business is to serve as the sole member of Oly Texas and as the general partner of another affiliate of OREC. Oly Texas is, and its principal business is to serve as, the sole general partner of Oly LP. Oly LP is, and its principal business is to serve as, the sole member of Oly LLC. Oly LLC is an affiliate of OREC with the same principal business as OREC.

         The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Oly Fund II, Oly Texas and Oly LLC are set forth on
Schedule I hereto, which Schedule I is incorporated by reference herein. Each of the executive officers and directors of Oly Fund II, Oly Texas and Oly LLC is a citizen of the United States.

         During the last five years, none of the Reporting Persons or any of the executive officers or directors set forth on Schedule I to this Schedule 13D (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

CUSIP NO.                                                              931210108


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons and their representatives have had discussions with the WPA Group regarding the participation by the Reporting Persons in a negotiated transaction with the Issuer in which up to all of the outstanding capital stock and operating partnership units of the Issuer could be acquired for cash or newly issued securities of the Issuer and its affiliates. As discussed below, the Reporting Persons expect that these discussions will continue and that a transaction resulting therefrom, if consummated, could result in a change in control of the Issuer.

         The WPA Group beneficially owns up to an aggregate of 1,408,500 shares of Common Stock, according to information contained in the WPA Group's statement on Schedule 13D dated January 4, 1999, as amended by amendments dated March 1, 1999, May 17, 1999 and August 10, 1999; provided, however, that the WPA Group has not affirmed that it constitutes a "group" within the meaning of Section 13(d)(3) of the Act. The Reporting Persons, together with the WPA Group, may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

         Together with Westdale Asset Management, Ltd. ("Westdale"), OREC entered into an arrangement with the Issuer on August 9, 1999 pursuant to which, among other things, the Issuer agreed to negotiate exclusively with Westdale and OREC with regard to a possible transaction involving the capital stock and operating partnership units of the Issuer until the first to occur of September 23, 1999 or termination of that arrangement pursuant to its terms. OREC subsequently assigned its rights and obligations under this arrangement to Oly LLC. OREC and Westdale Properties America I, Ltd. have also entered into an agreement regarding indemnification for obligations under a fee letter with a potential lender. Oly LLC and the WPA Group are currently negotiating, but have reached no agreement with respect to, an agreement to share certain expenses relating to the discussions with the Issuer and any transaction with the Reporting Persons or the WPA Group resulting from these discussions.

         The Reporting Persons, directly and through representatives, expect to continue to discuss possible transactions involving the Issuer, and in connection therewith, to participate in meetings and discussions with the Issuer's management, other security holders of the Issuer and other persons having business relationships with the Issuer or its affiliates. Representatives of the WPA Group are expected to be present in some or all of these meetings or discussions and may have discussions with the Issuer, its security holders and third parties to which the Reporting Persons or their representatives are not parties. In meetings with, or related to, the Issuer, the Reporting Persons and their representatives may express their views with regard to the operations, assets, capital structure or ownership of the equity securities of the Issuer, and such expressions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D. Although the Reporting Persons and their representatives have had, and expect to continue to have, discussions with the WPA Group and its representatives regarding the Issuer and its operations, assets, capital structure, management and board of directors and the possible acquisition of the shares of the Stock and operating partnership interests, and the Reporting Persons and the WPA Group have expressed an interest in pursuing a possible transaction involving the Issuer, there exists no agreement between any of the Reporting Persons and any member of the WPA Group of the kind described in clauses (a) and (j) of Item 4 to Schedule 13D. Any of the Reporting Persons or the WPA Group may terminate its discussions with the Issuer at any time or may enter into an agreement with the Issuer to which the other is not a party. Without limiting the generality of the foregoing, none of the Reporting Persons has any agreement, arrangement or understanding with any member of the WPA Group regarding the voting or disposition of any Stock held of record or beneficially by the WPA Group.

         The Reporting Persons reserve the right to (i) acquire equity securities of the Issuer or its affiliates by tender offer, in the open market, in private transactions or otherwise, (ii) propose, or propose to participate in, a merger or other business combination with the Issuer or its affiliates,
(iii) seek control of the Issuer by stock ownership or otherwise, or (iv) to take any other action with respect to the Issuer.

CUSIP NO.                                                              931210108

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As described in Item 4 of this Schedule 13D, the Reporting Persons, together with the WPA Group, may be deemed to be members of a group under Section 13(d)(3) of the Act. At the close of business on May 14, 1999, the WPA Group may be deemed to be the beneficial owner of 1,408,500 shares of the Stock, which constitutes approximately 5.76% of the 24,447,817 shares of the Stock outstanding on April 15, 1999, according to information contained in the Issuer's Form 10-Q Report dated May 11, 1999. The Reporting Persons do not, directly or indirectly, have or share the power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Stock. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Act, the beneficial owner of the Stock held by the Westdale Group.

         (c) No transactions in the Stock were effected by the Reporting Persons during the past 60 days and, to the knowledge of the Reporting Persons, no member of the WPA Group has effected any transactions in the Stock since its most recent filing on Schedule 13D dated August 10, 1999.

         (d) Not applicable.

         (e) Not applicable.

CUSIP NO.                                                              931210108

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         BancBostonRobertsonStephens has advised the WPA Group in respect of its discussions with the Issuer and may be compensated if the WPA Group and the Reporting Persons enter into a transaction with the Issuer. To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Joint Filing Statement, dated August 18, 1999, among Oly Fund II, Oly REP, Oly Real Estate, Oly Texas, Oly LP and Oly LLC.*

*Filed herewith.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 18, 1999                   OLY FUND II, LLC


                                         By:  /s/ HAL R. HALL
                                            ------------------------------------
                                              Hal R. Hall
                                            ------------------------------------
                                              Vice President
                                            ------------------------------------

                                         OLY REP II, L.P.
                                         By:      Oly Fund II, LLC,
                                                  its general partner


                                         By:  /s/ HAL R. HALL
                                            ------------------------------------
                                              Hal R. Hall
                                            ------------------------------------
                                              Vice President
                                            ------------------------------------


                                         OLY REAL ESTATE PARTNERS II, L.P.
                                         By:      Oly REP II, L.P.
                                                  its general partner

                                         By:      Oly Fund II, LLC,
                                                  its general partner


                                         By:  /s/ HAL R. HALL
                                            ------------------------------------
                                              Hal R. Hall
                                            ------------------------------------
                                              Vice President
                                            ------------------------------------


                                         OLY TEXAS GP II, LLC


                                         By:  /s/ HAL R. HALL
                                            ------------------------------------
                                              Hal R. Hall
                                            ------------------------------------
                                              Vice President
                                            ------------------------------------

                                         OLY HIGHTOP, L.P.
                                         By:      Oly Texas GP II, LLC,
                                                  its general partner


                                         By:   /s/ HAL R. HALL
                                            ------------------------------------
                                              Hal R. Hall
                                            ------------------------------------
                                              Vice President
                                            ------------------------------------


                                         OLY HIGHTOP, LLC
                                         By:      Oly Hightop, L.P.,
                                                  its sole member

                                         By:      Oly Texas GP II, LLC,
                                                  its general partner


                                         By:   /s/ HAL R. HALL
                                            ------------------------------------
                                              Hal R. Hall
                                            ------------------------------------
                                              Vice President
                                            ------------------------------------

                                                                      SCHEDULE I
                        EXECUTIVE OFFICERS AND DIRECTORS
                      OF OLY FUND II, OLY TEXAS AND OLY LLC

I.       OLY FUND II

         The name and residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer or director of Oly Fund II are set forth below. To the knowledge of the Reporting Persons, such persons do not beneficially own and have not had any transactions in the Stock. The business address of each of the executive officers and directors is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

--------------------------------------------------------------------------------
Name                             Position with Oly Fund II
----                             -------------------------
-------------------------------- -----------------------------------------------
John R. Muse(1)                  Director and Vice President
-------------------------------- -----------------------------------------------
David B. Deniger(2)              Director, President and Chief Executive Officer
-------------------------------- -----------------------------------------------
Hal R. Hall(3)                   Vice President and Assistant Secretary
-------------------------------- -----------------------------------------------
Jeffrey G. Mundy(4)              Vice President and Assistant Secretary
-------------------------------- -----------------------------------------------
Robert S. Riggs(5)               Vice President
-------------------------------- -----------------------------------------------
Timothy B. Smith(6)              Vice President and Secretary
--------------------------------------------------------------------------------

(1) Mr. Muse's present principal occupation or employment is serving as the Chief Operating Officer and a Partner of Hicks, Muse, Tate & Furst Incorporated ("HMT&F"), a private investment firm specializing in acquisitions, recapitalizations and other principal investing activities. The principal business address of HMT&F is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

(2) Mr. Deniger's present principal occupation or employment is serving as a Director and the President and Chief Executive Officer of OREC, the principal business and address of which are set forth in Item 2 of this
         Schedule 13D.

(3) Mr. Hall's present principal occupation or employment is serving as a Managing Director and Vice President of OREC, the principal business and address of which are set forth in Item 2 of this Schedule 13D.

(4) Mr. Mundy's present principal occupation or employment is serving as a Managing Director and Vice President of OREC, the principal business and address of which are set forth in Item 2 of this Schedule 13D.

(5) Mr. Rigg's present principal occupation or employment is serving as a Managing Director and Vice President of OREC, the principal business and address of which are set forth in Item 2 of this Schedule 13D.

(6) Mr. Smith's present principal occupation or employment is serving as a Managing Director and Vice President of OREC, the principal business and address of which are set forth in Item 2 of this Schedule 13D.


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

================================================================================




II.      OLY TEXAS AND OLY LLC

         The name and residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer or director of each of Oly Texas and Oly LLC are set forth below. Each person holds the offices set forth opposite his name in both entities. David B. Deniger is the sole director of both entities. To the knowledge of the Reporting Persons, such persons do not beneficially own and have not had any transactions in the Stock. The business address of the director and each of the executive officers is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

Name                             Position with Oly Texas and Oly LLC
----                             -----------------------------------
--------------------------------------------------------------------------------
John R. Muse(1)                  Vice President
-------------------------------- -----------------------------------------------
David B. Deniger(2)              Director, President and Chief Executive Officer
-------------------------------- -----------------------------------------------
Hal R. Hall(3)                   Vice President and Assistant Secretary
-------------------------------- -----------------------------------------------
Jeffrey G. Mundy(4)              Vice President and Assistant Secretary
-------------------------------- -----------------------------------------------
Robert R. Riggs(5)               Vice President
-------------------------------- -----------------------------------------------
Timothy B. Smith(6)              Vice President and Secretary
--------------------------------------------------------------------------------

(1) Mr. Muse's present principal occupation or employment is serving as the Chief Operating Officer and a Partner of Hicks, Muse, Tate & Furst Incorporated ("HMT&F"), a private investment firm specializing in acquisitions, recapitalizations and other principal investing activities. The principal business and address of HMT&F is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

(2) Mr. Deniger's present principal occupation or employment is serving as the President and Chief Executive Officer of OREC, the principal business and address of which are set forth in Item 2 of this Schedule 13D.

(3) Mr. Hall's present principal occupation or employment is serving as a Managing Director and Vice President of OREC, the principal business and address of which are set forth in Item 2 of this Schedule 13D.

(4) Mr. Mundy's present principal occupation or employment is serving as a Managing Director and Vice President of OREC, the principal business and address of which are set forth in Item 2 of this Schedule 13D.

(5) Mr. Rigg's present principal occupation or employment is serving as a Managing Director and Vice President of OREC, the principal business and address of which are set forth in Item 2 of this Schedule 13D.

(6) Mr. Smith's present principal occupation or employment is serving as a Managing Director and Vice President of OREC, the principal business and address of which are set forth in Item 2 of this Schedule 13D.




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



                                    INDEX TO EXHIBITS


EXHIBIT
NUMBER                        DESCRIPTION
--------                      -----------
Exhibit 99.1      Joint Filing Statement, dated August 18, 1999, among Oly Fund
                  II, Oly REP, Oly Real Estate, Oly Texas, Oly LP and Oly LLC.*


*Filed herewith.